UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 4, 2026

Devon Energy Corporation

(Exact name of Registrant as specified in its charter)

DELAWARE	001-32318	73-1567067
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

333 W. SHERIDAN AVE., OKLAHOMA CITY, OKLAHOMA	73102-5015
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (405) 235-3611

Not Applicable

(Former name, former address or former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.10 per share	DVN	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07	Submission of Matters to a Vote of Security Holders

On May 4, 2026, Devon Energy Corporation, a Delaware corporation (the “Company” or “Devon”), held a virtual special meeting of stockholders (the “Devon Special Meeting”) to consider and vote upon proposals to (i) approve the issuance of shares of the Company’s common stock, par value $0.10 per share, to stockholders of Coterra Energy Inc., a Delaware corporation (“Coterra”), pursuant to the Agreement and Plan of Merger, dated as of February 1, 2026 (the “Merger Agreement”), by and among the Company, Coterra and Cubs Merger Sub, Inc., a Delaware corporation and a wholly-owned, direct subsidiary of the Company (the “Stock Issuance Proposal”) and (ii) approve an amendment of the Company’s restated certificate of incorporation to increase the number of authorized shares of the Company’s common stock from 1,000,000,000 to 2,000,000,000 (the “Authorized Share Charter Amendment Proposal” and, together with the Stock Issuance Proposal, the “Devon Merger Proposals”).

The final voting results as to each proposal are set forth below. Each of the proposals is described in greater detail in the joint proxy statement/prospectus dated March 30, 2026, as supplemented (the “Joint Proxy Statement/Prospectus”), and first mailed to the Company’s stockholders on or about March 30, 2026.

Proposal One - The Stock Issuance Proposal.

The Stock Issuance Proposal was approved. Voting results were as follows:

For	Against	Abstain	Broker Non-Votes
470,046,943	4,149,656	1,150,100	0

Proposal Two - The Authorized Share Charter Amendment Proposal.

The Authorized Share Charter Amendment Proposal was approved. Voting results were as follows:

For	Against	Abstain	Broker Non-Votes
468,262,401	5,833,875	1,250,423	0

Consummation of the transactions contemplated by the Merger Agreement (the “Proposed Transaction”) are subject to the satisfaction of certain customary closing conditions, all as set forth in the Merger Agreement and discussed in detail in the Joint Proxy Statement/Prospectus, which is available on the U.S. Securities and Exchange Commission’s website at www.sec.gov. The foregoing description is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Annex A to the Joint Proxy Statement/Prospectus. Assuming the satisfaction of such closing conditions, the Company expects the closing of the transactions contemplated by the Merger Agreement to occur on or about May 7, 2026.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger of Devon and Coterra, Devon filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended, on March 24, 2026 to register the shares of Devon’s common stock to be issued in connection with the Proposed Transaction. The registration statement on Form S-4 was declared effective by the SEC on March 26, 2026. Each of Devon and Coterra filed a definitive Joint Proxy Statement/Prospectus with the SEC on March 30, 2026 and commenced mailing to their respective stockholders on or about March 30, 2026. Each of Devon and Coterra may also file with or furnish to the SEC other relevant documents regarding the Proposed Transaction. This current report on Form 8-K is not a substitute for the Joint Proxy Statement/Prospectus or any other document that Devon or Coterra has filed or may file with or furnish to the SEC. INVESTORS AND SECURITY HOLDERS OF DEVON AND COTERRA ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT DEVON, COTERRA, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain copies of the registration statement and the Joint Proxy Statement/Prospectus and other documents containing important information about Devon and Coterra free of charge from the SEC’s website. The documents filed by Devon with the SEC may be obtained free of charge at Devon’s website at investors.devonenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Devon by requesting them by mail at Devon, Attn. Investor Relations, 333 West Sheridan Ave, Oklahoma City, OK 73102. The documents filed by Coterra with the SEC may be obtained free of charge at Coterra’s website at investors.coterra.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Coterra by requesting them by mail at Coterra, Attn: Investor Relations, Three Memorial City Plaza, 840 Gessner Road, Suite 1400, Houston, Texas 77024.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DEVON ENERGY CORPORATION

Date: May 4, 2026	/s/ Christopher J. Kirt
Christopher J. Kirt
Vice President Corporate Governance and Secretary